

March 31, 2021

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway, Suite 208
Boca Raton, Florida 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 12, 2020**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 11, 2021**
> **File No. 001-34611**

Dear Mr. Negron-Carballo:

We have reviewed your March 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2021 letter.

Form 10-K for the Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 21

1.   We have considered your responses to prior comments 2 and 3. Please be advised that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. We believe your failure to provide a management report and auditors' report on internal control over financial reporting in your 2019 Form 10-K that meet the requirements of Item 308 of Regulation S-K and your failure to provide audited annual and unaudited interim financial statements for a

significant acquisition that meet the requirements of Rule 8-04 of Regulation S-X resulted in your filings being materially deficient and also resulted in you not being a timely filer under your reporting obligations for both the Exchange Act and the Securities Act. Although we acknowledge companies may seek relief under Rule 3-13 of Regulation S-X and may request waivers for certain required disclosures, we note you did not submit any such requests. We also acknowledge that the rules regarding required financial statements for significant acquisitions have changed, however, we note the financial statements you filed did not comply with the old rules or the new rules. In light of these facts, please amend your 2019 Form10-K to include a revised management report and a revised auditors' report on internal control over financial reporting that comply with prior comment 2 and revise your conclusion related to disclosure controls and procedures to indicate that they were not effective and to explain the reasons why to comply with prior comment 3.

Form 10-K for the Year Ended December 31, 2020

Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Segment Reporting, page F-10

2.   We note your disclosure states that even though you have operations in several geographies, you operate as a single enterprise. We also note you have previously indicated to us that you have one operating segment and one reportable segment. Given that you have one operating segment and one reportable, please revise future filing to correct your reference to net sales by "reporting segment" on page F-17 since it implies you have multiple segments.

6. Note Receivable, page F-18

3.   We note your disclosures that: "As collateral, we have maintained a stock certificate in Celsius Holdings, Inc., which amounted to 337,079 shares"; "In order to obtain payment pertaining to amounts that are due on March 31, 2021, we will release 62,000 shares which will provide sufficient funds to pay in full the amount that is due regarding the Note, interest and royalties"; and "We will maintain the remaining 275,079 shares as collateral or guarantee of payment on the remaining amounts that will become due over the next three-years". Please tell us, and revise future filings to disclose, when and how Qifeng obtained your shares. Please also tell us, and revise future filings to disclose, who currently possesses the shares such that you have the ability to release them. To the extent Qifeng has essentially returned shares you issued to them, please more fully explain to us how you determined your accounting and presentation is appropriate.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing